UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2022

Operating and Financial Results

Mexico City, Mexico, July 26, 2022— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2022 (2Q22).

2Q22 Summary

▪	Passenger traffic increased 29.6% during 2Q22, as compared to 2Q21, reaching 5.9 million passengers, and decreased 1.3% as compared to 2Q19. The airports with the highest traffic growth compared to 2Q21 were Monterrey, Ciudad Juárez, Chihuahua, Culiacán, and Mazatlán.
▪	Adjusted EBITDA was Ps.1,832 million, which compares to Ps.1,308 million in 2Q21, and was 27.1% higher than 2Q19.
▪	Adjusted EBITDA margin reached 77.7%, compared to 74.7% in 2Q21 and 73.9% in 2Q19.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.784 million in the quarter.

OMA will hold its 2Q22 earnings conference call on July 27, 2022 at 11:00 a.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13731402. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

2Q22 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 28.4% compared to 2Q21 and decreased 1.9%, compared to 2Q19.

During the quarter, 8 new routes, started operations.

Total passenger traffic reached 5.9 million passengers, an increase of 29.6% as compared to 2Q21 and a decrease of 1.3% versus 2Q19. During the quarter, of total traffic, 89.1% was domestic and 10.9% was international.

Domestic passenger traffic increased 34.5%, compared to 2Q21, while international traffic decreased 0.4%. Compared to 2Q19, domestic passenger traffic and international passenger traffic decreased 1.2% and 1.9%, respectively.

The airports with the largest passenger traffic recovery in volume terms as compared to 2Q19, were:

▪  Ciudad Juárez (+21.2%), on its Mexico City, Cancún and Guadalajara routes.

▪	Mazatlán (+27.2%), on its Tijuana, Phoenix and Chihuahua routes.
▪	Reynosa (+9.5%), on its Mexico City and Cancún routes.
▪	Zihuatanejo (+4.0%), on its Mexico City, Houston and Los Angeles routes.
▪	Durango (+3.8%), on its Dallas, Mexico City and Tijuana routes.

The airports with the largest passenger traffic growth in volume terms as compared to 2Q21, were:

▪  Monterrey (+32.2%), on its Mexico City, Guadalajara and Tijuana routes.

▪	Ciudad Juárez (+45.4%), on its Mexico City, Guadalajara and Monterrey routes.
▪	Chihuahua (+35.4%), on its Mexico City and Monterrey routes.
▪	Culiacán (+19.1%), on its Guadalajara, Mexico City and Tijuana routes.
▪	Mazatlán (+24.8%), on its Tijuana, Mexico City and Monterrey routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 89.0% as of June 30, 2022.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 42.8%, compared to 2Q21 due to higher handling, storage and custody activity related to ground and air import cargo. Total tonnage handled was 11,592 metric tons, 19.9% higher than 2Q21.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 80.5% occupancy rate, compared to 55.8% in 2Q21, with an 11.7% increase in the average room rate to Ps.2,293 per night.

▪	Hilton Garden Inn had a 75.3% occupancy rate, compared to 45.8% in 2Q21, with a 15.8% increase in the average room rate to Ps.2,161 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.17.8 million, an increase of 16.3% versus 2Q21. The increase is explained by a higher number of leased m2 as compared to 2Q21.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 33.2% mainly due to an increase in passenger traffic, compared to 2Q21, as well as the increase in aeronautical tariffs.

Non-aeronautical revenues increased 40.2%.

Commercial revenues increased 48.5%. The line items with the largest increases were:

▪	Parking, +53.5%, as a result of an increase in passenger traffic, as well as higher penetration in the Chihuahua and Monterrey airports.
▪	Restaurants, Retail and Car Rentals, +61.4%, +74.8% and +40.4%, respectively, as a result of an increase in revenue share and the start of operations of new initiatives implemented.
▪	VIP Lounges, +54.7%, as a result of the transition to a direct operation of the OMA Premium Lounges and an increase in number of users of these lounges.

Diversification revenues increased 43.4%, mainly due to higher revenues from hotel services and OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 12.0%, mainly due to higher payroll costs as a result of changes in labor regulation in Mexico applicable since 2Q21 and the incorporation of new business lines, such as the direct operation of the OMA Premium Lounges; higher costs of minor maintenance and basic services due to the activity increase in all airports; and higher materials and supplies costs as a result of the direct operation of the OMA Premium Lounges.

The major maintenance provision was Ps.298 million. The outstanding balance of the maintenance provision as of June 30, 2022 was Ps.1,966 million.

The airport concession tax was Ps.110 million and the technical assistance fee was Ps.40 million.

Total operating costs and expenses increased 32.5%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,402 million, with an operating margin of 48.1%.

Adjusted EBITDA was Ps.1,832 million, with a margin of 77.7%.

Financing Income and Net Income

Financing Expense was Ps.183 million, an increase of 8.4%, mainly due to a higher interest expense as a result of additional debt issuance and the variation in the present value of the major maintenance provision.

Consolidated net income in the quarter was Ps.928 million, an increase of 49.8%.

Earnings per share, based on net income of the controlling interest was Ps.2.39, and earnings per ADS was US$0.95. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 2Q22, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.784 million, comprised of Ps.558 million in improvements to concessioned assets, Ps.180 million in major maintenance, Ps.45 million in strategic investments, and Ps.1 million in other concepts.

The most important investment expenditures included:

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 2Q22, cash flows from operating activities generated cash of Ps.1,076 million.

Investing activities used cash for Ps.595 million in the second quarter. Financing activities reflect mainly the payment of the first dividend installment of Ps.1,795 million, resulting in a net cash outflow of Ps.1,993 million.

The net reduction in cash resulting from operating, investing and financing activities in 2Q22 was Ps.1,512 million. This, combined with the positive effect of changes in the value of cash of Ps.8 million, resulted in a Cash and Cash Equivalents balance as of June 30, 2022 of Ps.1,757 million.

Subsequent Events

OMA publishes its first Green Bond Report. On July 1, 2022, OMA published its first Green Bond Report pursuant to OMA’s Green Bond Framework. The Report provides information about allocation of proceeds and the impact of projects financed with the Ps.1,000 million Green Bond issued on April 16, 2021.

OMA pays the two installments of the dividend declared. Based on the resolutions adopted by its Annual General Ordinary Shareholders’ Meeting, held on April 22, 2022, shareholders approved, among other matters, declaration and payment of a cash dividend of Ps.2,300 million, to be paid in two installments: the first installment of Ps.1,800 million, or Ps.4.614064804 per share, which was paid on May 24, 2022, and a second installment of Ps.500 million, or Ps. 1.281684668 per share, which was paid on July 25, 2022.

Inauguration of Terminal A West Side Public Area. On June 24, 2022, OMA inaugurated the first phase of the Terminal A expansion of the Monterrey International Airport. This first phase represents 15% of the total Terminal A expansion project and has a total area of more than 10,000 m2.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	June 30, 2021	December 31, 2021	June 30, 2022	% Var Jun22/Jun21	% Var Jun22/Dec21
Assets					
Current Assets					
Cash and Cash Equivalents	4,190,597	5,987,164	1,756,611	(58.1)	(70.7)
Trade Accounts Receivable - Net	1,006,471	1,085,670	1,268,258	26.0	16.8
Trade Accounts Receivable from Related Parties	338,901	223,498	293,133	(13.5)	31.2
Recoverable Taxes	269,098	275,600	308,668	14.7	12.0
Advances to Contractors	145,417	162,165	158,075	8.7	(2.5)
Other Current Assets	76,693	42,333	41,391	(46.0)	(2.2)
Total Current Assets	6,027,177	7,776,430	3,826,136	(36.5)	(50.8)
Land, Buildings, Machinery and Equipment - Net	2,723,891	2,724,296	2,764,765	1.5	1.5
Investments in Airport Concessions - Net	10,788,817	11,680,684	12,386,559	14.8	6.0
Rights of use of leased assets, net	188,370	197,131	177,478	(5.8)	(10.0)
Other Assets - Net	32,208	46,196	47,289	46.8	2.4
Deferred Taxes	334,682	464,404	675,502	101.8	45.5
Total Assets	**20,095,145**	**22,889,141**	**19,877,729**	**(1.1)**	**(13.2)**
Liabilities and Stockholder's Equity					
Current Liabilities					
Bank Debt	-	2,700,000	-	n.a.	n.a.
Current Portion of Long-Term Debt	-	-	1,500,000	n.a.	n.a.
Current Portion of Major Maintenance Provision	577,435	692,788	865,218	49.8	24.9
Current Portion of Financial Leases	23,488	29,332	27,464	16.9	(6.4)
Trade Accounts Payable	190,926	213,207	729,892	282.3	242.3
Taxes and Accrued Expenses	529,048	997,854	736,349	39.2	(26.2)
Accounts Payable to Related Parties	197,854	269,249	391,127	97.7	45.3
Total Current Liabilities	1,518,751	4,902,430	4,250,050	179.8	(13.3)
Long-Term Debt	4,986,402	4,996,622	7,493,588	50.3	50.0
Guarantee Deposits	329,809	342,120	363,688	10.3	6.3
Employee Benefits	123,985	129,199	135,617	9.4	5.0
Major Maintenance Provision	976,023	1,048,945	1,100,503	12.8	4.9
Financial Leases	183,088	195,404	181,137	(1.1)	(7.3)
Deferred Taxes	114,549	36,189	49,832	(56.5)	37.7
Total liabilities	**8,232,607**	**11,650,909**	**13,574,415**	**64.9**	**16.5**
Common Stock	300,822	297,782	297,782	(1.0)	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	9,859,601	9,702,141	4,300,386	(56.4)	(55.7)
Share Repurchase Reserve	1,500,000	1,028,188	1,500,000	-	45.9
Labor Obligations	(4,933)	(1,936)	(1,936)	(60.8)	-
Non-Controlling Interest	177,262	182,271	177,296	0.0	(2.7)
Stockholders' Equity	**11,862,538**	**11,238,232**	**6,303,314**	**(46.9)**	**(43.9)**
Total Liabilities and Stockholder's Equity	**20,095,145**	**22,889,141**	**19,877,729**	**(1.1)**	**(13.2)**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	2Q21	2Q22	6M21	6M22
Total Revenues	966,888	1,258,795	1,563,657	2,104,332
Aeronautical Revenues	611,737	794,670	972,780	1,349,833
Non- Aeronatical Revenues	130,772	174,231	242,320	332,433
Construction Revenues	224,379	289,894	348,556	422,066
Income from Operations	192,816	291,651	308,309	420,291
EBITDA	228,056	330,559	378,270	496,798

Chihuahua	2Q21	2Q22	6M21	6M22
Total Revenues	130,755	194,204	229,487	333,482
Aeronautical Revenues	101,175	140,702	173,936	239,954
Non- Aeronatical Revenues	12,493	14,385	24,875	26,501
Construction Revenues	17,086	39,118	30,676	67,026
Income from Operations	21,725	56,672	38,000	76,756
EBITDA	28,310	63,340	51,161	90,073

Mazatlán	2Q21	2Q22	6M21	6M22
Total Revenues	93,778	153,090	171,889	328,444
Aeronautical Revenues	79,447	114,832	144,845	239,070
Non- Aeronatical Revenues	11,929	14,190	22,813	28,834
Construction Revenues	2,402	24,069	4,232	60,540
Income from Operations	23,185	38,130	42,540	63,175
EBITDA	27,994	43,392	52,136	73,488

Zihuatanejo	2Q21	2Q22	6M21	6M22
Total Revenues	74,802	80,416	133,353	179,318
Aeronautical Revenues	33,766	54,549	62,656	123,930
Non- Aeronatical Revenues	5,900	6,724	10,292	15,242
Construction Revenues	35,136	19,143	60,406	40,146
Income from Operations	10,403	18,122	18,509	34,426
EBITDA	15,315	23,440	28,316	45,066

Consorcio Grupo Hotelero T2 [1]	2Q21	2Q22	6M21	6M22
Revenues	40,798	57,430	69,322	106,872
Income from Operations	8,079	17,273	10,093	32,157
EBITDA	17,923	27,378	29,788	52,334

OMA VYNMSA Aero Industrial Park	2Q21	2Q22	6M21	6M22
Revenues	16,381	19,021	32,991	38,679
Income from Operations	6,777	9,541	14,470	19,822
EBITDA	14,120	17,236	28,770	35,050

Culiacán	2Q21	2Q22	6M21	6M22
Total Revenues	187,052	280,250	344,582	464,487
Aeronautical Revenues	157,111	196,445	271,208	350,876
Non- Aeronatical Revenues	14,032	17,684	28,727	32,045
Construction Revenues	15,910	66,121	44,647	81,567
Income from Operations	34,225	66,935	59,987	97,373
EBITDA	39,822	72,923	71,149	109,279

Ciudad Juárez	2Q21	2Q22	6M21	6M22
Total Revenues	154,728	171,229	265,225	311,748
Aeronautical Revenues	96,193	150,292	154,526	255,529
Non- Aeronatical Revenues	9,922	9,523	20,225	17,133
Construction Revenues	48,613	11,414	90,474	39,086
Income from Operations	26,925	45,970	44,340	66,376
EBITDA	30,590	50,439	51,443	75,279

Acapulco	2Q21	2Q22	6M21	6M22
Total Revenues	63,803	97,747	113,256	196,040
Aeronautical Revenues	51,025	67,152	90,012	134,998
Non- Aeronatical Revenues	8,311	9,830	15,594	20,168
Construction Revenues	4,468	20,765	7,650	40,873
Income from Operations	15,092	21,922	26,833	38,362
EBITDA	26,491	33,541	49,608	61,512

Other six airports	2Q21	2Q22	6M21	6M22
Total Revenues	353,947	415,106	581,450	731,040
Aeronautical Revenues	229,570	296,114	371,403	527,866
Non- Aeronatical Revenues	34,966	30,959	60,607	62,483
Construction Revenues	89,411	88,033	149,440	140,691
Income from Operations	66,510	20,794	100,535	70,417
EBITDA	87,267	45,029	141,815	118,513

Consorcio Hotelero Aeropuerto Monterrey [1]	2Q21	2Q22	6M21	6M22
Revenues	12,692	24,718	19,844	43,205
Income from Operations	2,367	7,376	489	11,888
EBITDA	5,201	10,215	6,158	17,572

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior of 2021. The exchange rates used to convert foreign currency amounts were Ps.19.8157 as of June 30, 2021, Ps.20.4672 as of December 31, 2021 and Ps.20.1443 as of June 30, 2022.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 26, 2022